Refer To: Goodwin Procter LLP

Direct Line: 617-570-1965

E-Mail: rkerr@goodwinprocter.com

December 20, 2012

VIA ELECTRONIC MAIL AND EDGAR

Kimberly Browning, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	SSgA Funds
(File No. 33-19229, 811-5430)

Dear Ms. Browning:

On behalf of our client, we hereby confirm that the Registrant SSgA Funds (the “Registrant”), is responsible for the adequacy and accuracy of the disclosure in definitive proxy statement filed on December 19, 2012. Further, we confirm that the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to the Registrant’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 617-570-1965. Thank you.

Regards,

/s/ Goodwin Procter LLP

Attachments

cc:	Joshua A. Weinberg

Vice President and Counsel

State Street Global Advisors

Phillip Newman

Goodwin Procter LLP